Mining Lease and Option to Purchase Agreement

          This Mining Lease and Option to Purchase Agreement (“Agreement”) is made and entered into by and among Red Canyon Corporation, a Nevada corporation (“Owner”), and Miranda Gold Corp., a British Columbia corporation, and Miranda U.S.A., Inc., a Wyoming corporation (collectively “Miranda”).

Recitals

          A. Owner owns the Red Canyon unpatented mining claims situated in Eureka County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the “Property”).

          B. Owner desires to lease the Property to Miranda and to grant to Miranda the option to purchase the Property on the terms and conditions of this Agreement.

          Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1. Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

          1.1 “Advance Payments” means the advance payments payable by Miranda in accordance with Section 4.1.

          1.2 "Area of Interest" means the geographic area within the exterior boundaries of the Property as it exists on the Effective Date and the lands within one (1) mile of such exterior boundaries.

          1.3 “Closing Date” means the date on which Miranda’s purchase of the Property is closed in accordance with Section 5.

          1.4 “Effective Date” means November 18, 2003.

          1.5 “Governmental Regulations” means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

          1.6 “Interest Rate” means LIBOR plus three percent (3%) per annum.

          1.7 “Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

          1.8 “Minerals” means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

          1.9 “Miranda” means collectively Miranda Gold Corp., a British Columbia corporation, and Miranda U.S.A., Inc., a Wyoming corporation, and their successors and assigns.

          1.10 "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported during that month. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by Payor, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

          1.11 "Net Smelter Returns" means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit B to the conveyance to be executed and delivered in accordance with Section 5.5.

          1.12 “Option” means the Option granted by Owner to Miranda to purchase the Property.

          1.13 “Owner” means Red Canyon Corporation, a Nevada corporation, and its successors and assigns.

          1.14 “Property” means the Red Canyon unpatented mining claims situated in Eureka County, Nevada, described in Exhibit A, plus any additional unpatented mining claims which are made subject to this Agreement in accordance with its terms.

          1.15 “Purchase Price” means the purchase price for the Property described in Section 5.

          1.16 “Royalty” means the production royalty payable by Miranda to Owner in accordance with Section 4.2.

2. Lease and Grant of Rights. Owner leases the Property to Miranda and grants Miranda the rights and privileges described in this Section.

          2.1 Lease. Owner leases the Property to Miranda for the purposes of exploration for Minerals, provided, however, that Miranda shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

          2.2 Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Miranda shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Miranda in its operations on the Property. If Miranda acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Miranda. On termination of this Agreement, except on Miranda’s exercise and closing of the Option, Miranda shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Miranda during the term of this Agreement. If Miranda exercises and closes the Option, Owner shall assign and convey to Miranda all permits and water rights appurtenant to the Property.

3. Term. The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. Owner grants to Miranda and Miranda shall have the option and right to extend the term of this Agreement for additional extension terms of one (1) year each on the express condition that a) Miranda is conducting mine development or mining activities on the Property at the expiration of the term immediately preceding the proposed extension term or b) if Miranda is conducting continuos exploration activities on the Property at the expiration of the term immediately preceding the proposed extension term, up to three one (1) year extensions may be granted; provided that Miranda is current in its performance of all of its obligations under this Agreement, including, expressly, Miranda’s payment obligations. Miranda can extend the term for up to three successive one year terms by conducting mineral exploration on the property If Miranda elects to extend the term of this Agreement, Miranda shall notify Owner not less than thirty (30) days before expiration of the term immediately preceding the proposed extension term.

4. Payments. Miranda shall make the following payments to Owner:

          4.1 Advance Payments. On the dates described below, Miranda shall pay to Owner the sums (“Advance Payments”) described below:

Date	Payment Amount

First anniversary of the Effective Date	$25,000.00
payable in cash or in tradable shares of
the common stock of Miranda Gold Corp.
at Miranda’s discretion.
Second anniversary of the Effective Date	$35,000.00
Third anniversary of the Effective Date	$40,000.00
Fourth anniversary of the Effective Date	$50,000.00
Fifth anniversary of the Effective Date	$50,000.00
Sixth through Ninth anniversaries of the Effective Date	$75,000.00
Tenth anniversary of the Effective Date and on
each subsequent anniversary of the Effective Date	$100,000.00

The payment due on the first anniversary of the Effective Date is unconditional and Miranda is obligated to pay such payment even if this Agreement is terminated before such date. The Owner acknowledges that if any shares or warrants are issued, they would be issued pursuant to available exemptions under the Securities Act (British Columbia), the requirement of which may be subject to change. Miranda makes no representation as to any resale restrictions which may be imposed with respect to such shares form time to time. Beginning on the fifteenth anniversary of the Effective Date, the Advance Payment of $100,000.00 shall be adjusted for inflation increases according to the United States Department of Labor Consumer Price Index. The beginning index shall be the index published for December 2013. The adjustment index shall be the index published for the month preceding the anniversary of the Effective Date on which the adjustment is made. If the United States Department of Labor does not publish the Consumer Price Index, an alternative price index published by the United States Department of Labor or any other generally accepted inflation index shall be used. The Advance Payments shall credited against the Royalty, but not against the Purchase Price or the Royalty Option purchase price payable on exercise of the Royalty Option granted to Miranda to purchase a portion of the Royalty pursuant to the terms of a conveyance to be executed and delivered in accordance with Section 5.5.

          4.2 Production Royalty. Miranda shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property. The production royalty percentage rate shall be based on the Monthly Average Gold Price per troy ounce of gold, as follows:

Gold Price	Royalty Rate
$300 or less	3.0%
$400 or less, but more than $300	4.0%
Greater than $ 00	5.0%

Miranda shall have the option to purchase a portion of the Royalty representing two percent (2%) of the Net Smelter Returns in accordance with the terms of the conveyance to be executed and delivered in accordance with Section 5.5. Miranda may exercise the Royalty Option at any time during the term of this Agreement or during the time prescribed in the conveyance.

          4.3 Reimbursement of Costs and Issuance of Warrants. On the date on which Owner executes this Agreement, Miranda shall a) pay to Owner the sum of $26,200.00 as reimbursement for Owner’s costs of locating, filing and recording of the unpatented mining claims which comprise the Property and b) issue 75,000 warrants of Miranda Gold Corp. priced at C$.37 per warrant which will be effective for a period of two years from the date of issue. Miranda shall also reimburse or pay directly the cost of storage of Owner’s data for the Property which cost is presently $40.00 per month.

          4.4 Method of Payment. Except as otherwise provided in this Agreement, all payments by Miranda to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner. Miranda shall be obligated to deliver a single check or payment and shall have no liability or responsibility for allocation of the payment among the members or shareholders of Owner.

          4.5 Late Charge and Interest. If Miranda does not timely pay any Advance Payment or any other amount payable by Miranda under this Agreement within fifteen business (15) days after the date on which such payment is due, Miranda shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount. If any Advance Payment or other amount payable by Miranda remains delinquent for a period in excess of thirty (30) days, Miranda shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate.

          4.6 Currency. All sums referred to in this Agreement are in United States currency except the warrant price of C$.37 described in Section 4.3 which is Canadian currency.

5. Option. Owner grants to Miranda the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Miranda’s obligations under the conveyance executed and delivered by Owner on the closing of the Option. Miranda may exercise the Option only after Miranda completes a positive feasibility study for the development or mining of Minerals on the Property and obtains all governmental approvals, consents, licenses and permits to construct, develop or operate a mine on the Property. The Purchase Price for the Property shall be One Thousand Dollars ($1,000.00). The Advance Payments paid by Miranda to Owner shall not be credited against the Purchase Price.

          5.1 Notice of Election. If Miranda elects to exercise the Option, Miranda shall deliver written notice to Owner. On Owner’s receipt of Miranda’s notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner’s delivery of the notice.

          5.2 Real Property Transfer Taxes. Miranda shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. The parties acknowledge that there are presently no real property transfer taxes assessed on the transfer of title to unpatented mining claims, including the unpatented mining claims which constitute the Property.

          5.3 Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

          5.4 Payment on Closing. On closing of the Option, Miranda shall pay the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

          5.5 Conveyance on Closing. If Miranda exercises and closes the Option, Owner shall execute and deliver to Miranda a conveyance of the Property which contains the reservation of the Royalty and obligates Miranda to make the Advance Payments in the form of Exhibit C attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of Miranda’s obligations under this Agreement which shall survive the closing of the Option. Owner and Miranda shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

          5.6 Effect of Closing. On closing of the Option, Miranda shall own the Property, subject to the Royalty reserved by Owner and Miranda’s obligations stated in the conveyance of the Property.

6. Compliance With The Law. Miranda shall, at Miranda’s sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Miranda, including but not limited to all exploration and development work performed by Miranda during the term of this Agreement. Miranda shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Miranda shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Miranda’s failure to comply with any applicable Governmental Regulations. Owner agrees to cooperate with Miranda in Miranda’s application for governmental licenses, permits and approvals, the costs of which shall be borne by Miranda. For a period of two years from the date of this Agreement, Miranda will not be responsible for any preexisting disturbance.

7. Miranda’s Work Practices and Reporting.

          7.1 Work Practices. Miranda shall work the Property in a miner-like fashion.

          7.2 Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data regarding the Property in Miranda’s possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Miranda.

          7.3 Reports. On or before March 1 following each Lease Year during which this Agreement is effective, Miranda shall deliver to Owner a report of all of Miranda’s activities conducted on the Property for the previous calendar year.

8. Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Recital A of this Agreement and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims located by Owner or Miranda, including any affiliate, joint venture partner, subsidiary company, limited liability company or partnership of either party, which are partially or wholly in the Area of Interest shall be located in Owner’s name and shall be part of and subject to this Agreement. If a party locates any unpatented mining claims in the Area of Interest, the locator shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment may be recorded by either party. This section shall not apply to acquisitions of mining claims from unrelated third parties within the Area of Interest.

9. Liens and Notices of Non-Responsibility. Miranda agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Miranda, (except for the right of Miranda to obtain financing for development or production) and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Miranda which may or might become a lien, charge or encumbrance; except that Miranda need not discharge or release any such lien, charge or encumbrance so long as Miranda disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Miranda’s right to post a bond in accordance with the foregoing, if Miranda does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner’s contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney’s fees, shall be payable by Miranda to Owner on demand with interest at the Interest Rate.

10. Taxes.

          10.1 Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Miranda shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and Miranda, except that neither Owner nor Miranda shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

          10.2 Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

          10.3 Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Miranda, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

          10.4 Delivery of Tax Notices. If Owner receives tax bills or claims which are Miranda’s responsibility, Owner shall promptly forward them to Miranda for payment.

11. Insurance and Indemnity.

          11.1 Miranda’s Liability Insurance. Miranda shall, at Miranda’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least One Million Dollars ($1,000,000) per occurrence for injuries to or death of person, Five Hundred Thousand Dollars ($ 500,000) per occurrence for property damage, and with a contractual liability endorsement insuring Miranda’s performance of Miranda’s indemnity obligations of this Agreement.

          11.2 Form and Certificates. The policy of insurance required to be carried by Miranda pursuant to this Section shall be with a company of comparable size and capabilities commensurate with industry standards for insuring similar operations within the State of Nevada. Such policy shall name Owner as an additional insured and contain a cross-liability and severability endorsement. Miranda’s insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Miranda’s insurance policy shall be provided to Owner before any entry by Miranda or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

          11.3 Waiver of Subrogation. Miranda and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Miranda and in force at the time of such loss or damage.

          11.4 Waiver and Indemnification. Owner shall not be liable to Miranda and Miranda waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Miranda’s business conducted on the Property. Miranda shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising in connection with injury to person or property from any activity, work, or things done, permitted or suffered by Miranda or Miranda’s agents, partners, servants, employees, invitees or contractors on or about the Property, or from any breach or default by Miranda in the performance of any obligation on the part of Miranda to be performed under the terms of this Agreement (all of the foregoing collectively referred to as “General Indemnity Claims”). Miranda agrees to defend all General Indemnity Claims on behalf of Owner, with counsel reasonably acceptable to Owner. The obligations of Miranda contained in this Section shall survive the expiration of the term or sooner termination of this Agreement.

12. Environmental.

          12.1 Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

          12.2 Miranda Hazardous Material Activities. Miranda shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Miranda’s use of the Property (collectively “Miranda Hazardous Materials Activities”) to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Miranda Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Miranda’s employees, partners, agents, invitees, contractors and their subcontractors. Miranda shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Miranda shall cause all Miranda Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Miranda shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Miranda Hazardous Materials Activities, and Miranda shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Miranda Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Miranda to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Miranda shall be solely responsible, at Miranda’s expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit. All Miranda Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulations. Miranda shall cause all Hazardous Materials present at the Property in connection with Miranda Hazardous Materials Activities to be safely and securely stored, using double containment. Miranda agrees that neither its use of the Property nor Miranda Hazardous Materials Activities shall result in contamination of the environment.

          12.3 Spills of Hazardous Materials. Miranda shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Miranda Hazardous Materials Activities or Miranda’s use of the Property, including but not limited to any resulting contamination of the environment (collectively “Miranda Contamination”). Miranda further shall promptly notify Owner of any claims of which Miranda becomes aware regarding any actual or alleged Miranda Contamination. Miranda shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Miranda Contamination, in full conformance to Applicable Environmental Laws (collectively the “Miranda Environmental Response Work”). All Miranda Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Miranda shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Miranda Environmental Response Work has been satisfactorily performed and completed. Miranda at its expense shall keep Owner timely informed of Miranda’s progress in responding to any Miranda Contamination, including but not limited to providing Owner with copies, at Miranda’s expense, of all reports, work plans, and communications with governmental regulatory entities.

          12.4 Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Miranda shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Miranda’s use of the Property or in connection with Miranda Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities. As part of the closure and removal activities described in the preceding sentence, Miranda shall cause to be performed representative environmental sampling of areas of the Property where such handling, storing or treating of Hazardous Materials occurred, to confirm that no contamination of the environment has resulted from any Miranda Hazardous Materials Activities. Such sampling shall be performed by a qualified environmental consultant acceptable to Owner, and such consultant shall promptly issue a written report which describes the consultant’s data, findings, and conclusions, a copy of which shall be provided to Owner at Miranda’s expense. If any Miranda Contamination is discovered, Miranda shall immediately initiate Miranda Environmental Response Work as prescribed in this Agreement.

          12.5 Environmental Indemnity. Miranda shall promptly reimburse, defend, indemnify (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney’s fees, consultant’s fees and other expert’s fees and costs), and damages, which arise from or relate to: (a) Miranda Hazardous Materials Activities; (b) Miranda Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with Miranda’s use of the Property; or (d) a breach of any obligation of Miranda under this Section.

          12.6 Survival. The provisions of this Section shall survive expiration or termination of this Agreement.

13. Property Maintenance.

          13.1 Claim Maintenance.

                    13.1.1 Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each succeeding annual assessment work year commencing during the term of this Agreement, and not less than thirty (30) days before the applicable deadline, Miranda shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recondition and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. Miranda shall deliver to Owner proof of Miranda’s compliance with this Section not less than fifteen (15) days before the applicable deadline. If Miranda elects to terminate this Agreement more than five (5) months before the deadline for performance of annual assessment work for the succeeding annual assessment year (the deadline is presently September 1), Miranda shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that there are presently no annual assessment work requirements for the unpatented mining claims which constitute the Property.

                    13.1.2 Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and not less than thirty (30) days before the applicable deadline, Miranda shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. Miranda shall deliver to Owner proof of Miranda’s compliance with this Section not less than fifteen (15) days before the applicable deadline. If Miranda elects to terminate this Agreement more than five (5) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year (the deadline is presently September 1) , Miranda shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

          13.2 Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Miranda shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

          If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14. Relationship of the Parties.

          14.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

          14.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

15. Inspection. Owner or Owner’s duly authorized representatives shall be permitted to enter on the Property and Miranda’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Miranda’s operations.

16. Title. Owner represents that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance fees have been paid properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; and (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

Upon request, Owner shall make available to Miranda such abstracts of title and other title records pertaining to the Property which he may have to aid Miranda in any title searching it may wish to undertake. Miranda may, but shall have no obligation to, investigate and cure as it sees fit any defects in title to the Property which Owner fails to remedy after notice by Miranda. Owner shall cooperate fully with Miranda in the curing of such title defect. Miranda may, but shall have no obligation to, investigate as it sees fit any defects in the title, location, recondition or filing of the unpatented mining claims comprising the Property. Owner and Miranda shall cooperate in the curing of said deficiencies at the expense of Miranda. Additionally, on advance notice to Owner and with Owner’s consent, Miranda may relocate, amend, restake, refile and rerecord any particular mining claim or claims in the Property or documents associated therewith. Where required for restaking or relocation, Owner shall execute notices of abandonment of mining claims, and, in turn, Miranda agrees that any relocation, restaking or location of fractions within the perimeter of the mining claims covered or to be covered by this Agreement shall be accomplished in Owner's, Miranda's or Miranda's successor's name. Owner shall apply for a patent in Owner's name for any of the unpatented mining claims upon the request of Miranda. All expenses authorized by Miranda in connection with prosecuting patent proceedings shall be borne by Miranda, and the rights of Miranda under this Agreement shall extend to any patented mining claims Owner receives by virtue of such patent proceedings, and to any amended location and relocation of the unpatented claims.

Miranda and Owner recognize that legislation to amend the mining laws of the United States or the state of Nevada may be enacted during the term of this Agreement and that any such legislation, if enacted, may contain provisions affecting Owners or holders of existing unpatented mining claims, including but not limited to provisions (i) permitting or requiring conversion of existing unpatented claims to a new type of mining claim or interest, (ii) permitting or requiring Owners or holders of existing mining claims to comply with some or all of the requirements of such amended mining laws, or (iii) permitting or requiring Owners or holders of existing mining claims to commence patent proceedings within a specified period of time ("Claim Holder Rights"). During the term of this Agreement, Owner and Miranda will cooperate in a reasonable manner in matters regarding all Claim Holder Rights now or hereafter vested in Owner, whether contained in federal legislation, regulations promulgated thereunder or similar state laws or regulations, together with Owner's rights to enforce any existing rights to the Property or any Claim Holder Rights against any third party, or to litigate or contest any such existing rights or Claim Holder Rights before any court or administrative agency. The parties shall provide notice to the other and exercise reasonable care in these matters and may, but shall have no obligation to, exercise such rights as to any, all or none of the mining claims included in the Property, at any time and from time to time. Owner and Miranda shall cooperate in the exercise of such rights, including without limitation by executing required forms or documents, participating in any action or proceeding relating to such rights or allowing any such action or proceeding to be taken or prosecuted in Owner's name.

If the United States or any third party attacks the validity of the mining claims included in the Property, Miranda may, but shall have no obligation to, defend their validity, at Miranda’s expense. If any such attack occurs, Miranda shall immediately notify Owner and indicate whether it intends to defend such action. If Miranda elects to defend such action, it shall not be precluded from withdrawing from such action provided that it first notifies Owner of such decision within such time as may reasonably permit Owner to continue with such defense if Owner chooses to do so.

17. Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

          17.1 Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

          17.2 No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

          17.3 Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

          17.4 Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent’s broker’s or finder’s fee is due in connection with this Agreement.

18. Termination by Owner. Any failure by Miranda to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner may give Miranda written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Miranda has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Miranda of Owner’s termination of this Agreement. In the case of Miranda’s failure to pay the Advance Payments, Owner shall be entitled to give Miranda written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then Owner may terminate this Agreement by delivering notice to Miranda of Owner’s termination of this Agreement. On termination of this Agreement based on Miranda’s default, within ten (10) days after termination Miranda shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

19. Termination by Miranda. Miranda may at any time terminate this Agreement by giving written thirty (30) days advance notice to Owner. If Miranda terminates this Agreement, Miranda shall perform all obligations and pay all payments which accrue or become due before the termination date. On Miranda’s termination of this Agreement, within ten (10) days after termination Miranda shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20. Surrender of Property. On expiration or termination of this Agreement, Miranda shall surrender the Property promptly to Owner and at Miranda’s sole cost, shall within 6 months, remove from the Property all of Miranda’s buildings, equipment and structures. Miranda shall physically reclaim the Property in accordance with all applicable Governmental Regulations. Miranda shall diligently perform reclamation and restoration of the Property such that Miranda’s reclamation and restoration shall be completed within three months of the expiration of this Agreement, weather permitting, and not later than the date required under any Governmental Regulations.

21. Data. Within forty five (45) days following termination of this Agreement, Miranda shall deliver to Owner copies of all data regarding the Property in Miranda’s possession at the time of termination which before termination have not been furnished to Owner and, at Owner’s request, Miranda shall deliver to Owner all drilling core, samples and sample splits taken from the Property.

22. Confidentiality. The data and information, including the terms of this Agreement, coming into Miranda’s possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Miranda agrees to inform Owner of the content of the announcement or disclosure in sufficient time to permit Owner to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

23. Assignment.

          23.1 Miranda’s Assignment. Miranda shall not assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer (each a “Transfer”) all or any part of its interest in this Agreement or the Property, without, in each case, Owner’s prior written consent, which shall not be withheld unreasonably, provided that Miranda shall not be relieved of its obligation under this Agreement and Owner’s consent shall not release or waive the assignee’s obligation to comply with this Section. Any Transfer of this Agreement which is prohibited under this Section shall be deemed void and shall constitute a material default under the terms of this Agreement.

          23.2 Owner’s Assignment. Owner shall have the right to assign or transfer all or any part of its interest in this Agreement or the Property (subject to this Agreement). No change in ownership of Owner's interest in the Property shall affect Miranda's obligations under this Agreement unless and until Owner delivers and Miranda receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Miranda receives Owner's notice and the documents required to be delivered under this Section, Miranda may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Miranda's obligations or diminish Miranda's rights under this Agreement.

24. Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

25. Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee’s local time shall be deemed delivered the next day.

If to Owner:	Red Canyon Corporation
c/o Edward L. Devenyns
15900 Caswell Lane

Reno, Nevada 89511
Facsimile: 775-849-0731

If to Miranda :	Miranda U.S.A., Inc.
5900 Philloree Lane
Reno, Nevada 89511
Facsimile: 775- 849-2336

Miranda Gold Corp.
Suite 306- 1140 Homer Street
Vancouver, BC V6B 2X6
Facsimile: 604-689-1722
Email: dennis@senategroup.com

26. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

27. Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

28. Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

29. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

30. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

31. Enforcement Costs. In any action to construe or enforce the provisions of this Agreement, the prevailing party shall be entitle to recover such party’s reasonable attorney's fees (including, expressly, costs of services of paralegals) and all court costs and other expenses incurred in connection to such construction or enforcement action.

32. Time of Essence. Time is of the essence in the performance of the parties’ obligations under this Agreement.

The parties have executed this Agreement effective as of the Effective Date.

Red Canyon Corporation

By

Edward L. Devenyns, President

Miranda Gold Corp.

By

Ken Cunningham., Vice-President

Miranda U.S.A., Inc.

By

Ken Cunningham, President

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE.	)

          This Mining Lease and Option to Purchase Agreement was acknowledged before me on December , 2003, by Edward L. Devenyns as President of Red Canyon Corporation.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF WASHOE.	)

          This Mining Lease and Option to Purchase Agreement was acknowledged before me on December , 2003, by Ken Cunningham as Vice-President of Miranda Gold Corp. and President of Miranda U.S.A., Inc.

Notary Public

Mining Lease and Option to Purchase Agreement
Exhibit A
Description of Red Canyon Property

See attached list.